Mail Stop 6010

July 11, 2007

Mr. Thomas W. Powell
Chief Executive Officer
Powell Industries, Inc.
8550 Mosley Drive
Houston, TX 77075-1180

Re: Powell Industries, Inc.
Form 10-KT for the 11 month transition period ended September 30, 2006
Filed December 8, 2006
File No. 1-12488

Dear Mr. Powell:

     We have completed our review of your Form 10-KT and related filings and have no further comments at this time.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant